Exhibit 12

Piedmont Natural Gas Company, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 1998 through 2002
and Twelve Months Ended January 31, 2003
(in thousands except ratio amounts)

	January 31,
	2003	2002	2001	2000	1999	1998

Earnings:
Pre-tax income from continuing operations	$113,751	$82,091	$90,683	$99,199	$103,077	$100,938
Distributed income of equity investees	21,679	22,143	9,885	4,255	—	—
Fixed charges	42,856	44,251	47,793	44,368	37,978	38,415

Total Adjusted Earnings	$178,286	$148,485	$148,361	$147,822	$141,055	$139,353

Fixed Charges:
Interest	$41,788	$42,250	$45,286	$42,010	$35,911	$36,453
Amortization of debt expense	367	366	420	465	323	304
One-third of rental expense	701	1,635	2,087	1,893	1,744	1,658

Total Fixed Charges	$42,856	$44,251	$47,793	$44,368	$37,978	$38,415

Ratio of Earnings to Fixed Charges	4.16	3.36	3.10	3.33	3.71	3.63